Fargo office: 4334 18th Avenue S.W. Suite 200, P. O. Box 9156 Fargo, ND 58106-9156 Fax: 701-232-4108	Fergus Falls office: 215 S. Cascade Street P. O. Box 496 Fergus Falls, MN 56538-0496 Fax: 218-998-3165

1-866-410-8070 • www.ottertail.com

September 27, 2006	Reply to Fargo office
Direct: 701-451-3562
Via Edgar
Mr. James A. Allegretto
Sr. Asst. Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-0309

RE:	Otter Tail Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Quarterly Period Ended March 31, 2006
Form 10-Q for Quarterly Period Ended June 30, 2006
Filed March 15, 2006, May 10, 2006 and August 9, 2006
File No. 0-368
Dear Mr. Allegretto:
Enclosed are the responses of Otter Tail Corporation (the “Company”) to the comments received by letter dated August 29, 2006 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings. For ease of reference, the Company has set forth below each of the numbered comments of your letter, followed by the Company’s responses.
Form 10-K for Fiscal Year Ended December 31, 2005
Exhibit 13-A
Financial Statements
Consolidated Statements of Income
Comment
1.	Your consolidated statements of operations include one revenue line item labeled “Operating revenues.” Rule 5-03(1) of Regulation S-X requires that you state separately (a) net sales of tangible products; (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues. Rule 5-03(2) of Regulation S-X requires you to state separately the associated costs and expenses. Please tell us your consideration of separately presenting these line items. To the extent you have provided such information in your segment note, please explain in detail.

Mr. James A. Allegretto

September 27, 2006
Response
We have a number of business segments due to the diversification of our Company. The operating segments identified in our Annual Report on Form 10-K are the components of our overall organization that engage in business activities from which we earn revenues and incur expenses and whose operating results are regularly reviewed by our chief economic decision maker. This is the individual who makes decisions about resources to be allocated to the segments and assesses the segment’s performance. Accordingly, we believe it is more meaningful to present our revenues by business segment rather than the categories in Regulation S-X, Rule 5-03. Also, we believe the disclosures provided in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and in Notes 1 and 2 of our Notes to Consolidated Financial Statements provide further disclosures related to the requirements of Regulation S-X, Rule 5-03. Information presented by business segment provides greater transparency in the consolidated financial statements.
We assess the performance of our operating companies over time using the following criteria:
•	Ability to provide returns on invested capital that exceed our weighted average cost of capital over the long term; and

•	Assessment of an operating company’s business and potential for future earnings growth.
Accordingly, the disclosures in our MD&A are designed around how we manage our business. The segment disclosures summarize the results by segment by disclosing and discussing the revenues and expenses related to these segments in arriving at operating income. The disclosures in Note 2 delineate the specific types of products and services these segments provide.
Information presented in the categories referred to in Regulation S-X, Rule 5-03 would result in reporting revenues and expenses in a manner in which is inconsistent with how we manage our business. We also believe this type of presentation would not be meaningful to the users of the Company’s consolidated financial statements.
We will enhance in future filings the consolidated statements of income to disclose revenue and expenses by electric and non-electric activities. The table below shows the changes we will make to our consolidated statements of income:

Current Format	New Format
Operating Revenues	Operating Revenues:
Electric
Non-electric
Total operating revenues

Operating Expenses:	Operating Expenses:
Production fuel	Production fuel-electric
Purchased power-system use	Purchased power-electric system use
Electric operations and maintenance expenses	Electric operations and maintenance expenses
Cost of goods sold (excludes depreciation)	Cost of goods sold-non electric (excludes depreciation)
Other non-electric expenses	Other non-electric expenses
Goodwill impairment loss	Goodwill impairment loss
Depreciation and amortization	Depreciation and amortization
Property taxes-electric operations	Property taxes-electric
Total operating expenses	Total operating expenses

Mr. James A. Allegretto

September 27, 2006
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Foreign Currency Translation
Comment
2.	You disclose that the functional currency Idaho Pacific Holdings, Inc (“IPH”) is the Canadian dollar. You later disclose that all sales related to IPH are in U.S. dollars “so there is no foreign currency transaction gains or loss on receivables to be reported in [your] consolidated statements of operations.” Foreign currency transactions are transactions denominated in a currency other than that entities functional currency pursuant to paragraph 15 of SFAS 52. Furthermore, paragraph 10 of that Statement requires remeasurement into the functional currency prior to translation. Accordingly, we do not understand why your accounting is in accordance with SFAS no. 52. Please explain.
Response
AgraWest (the wholly-owned Canadian subsidiary of IPH) is subject to Canadian tax laws and prepares Canadian dollar financial statements for Canadian corporation and tax reporting purposes. Based on the six criteria set forth in Appendix A of SFAS No. 52, Foreign Currency Translation, management determined that Agrawest’s functional currency is the Canadian dollar. All of Agrawest’s assets, including its potato dehydration plant are located in Canada. All of the raw products (potatoes) it purchases for processing, operating supplies, fuel and electricity and labor are purchased or paid for in Canada in Canadian dollars. Only its sales are in U.S. dollars.
We acknowledge the sentence in Note 1 that reads “All sales of the Canadian operations are in U.S. Dollars so there are no foreign currency transaction gains or losses to be reported in the Company’s consolidated statements of income” may be confusing to readers. The impact of this is immaterial to our consolidated results of operations. Agrawest’s 2005 foreign currency transaction losses were $28,000 ($23,000 USD). Given the immateriality of this amount we will eliminate this disclosure in future filings. Should the impact of not translating the sales of Agrawest back into its functional currency become material in the future we will fix this matter and revise our disclosure accordingly.
Investments
Comment
3.	Please explain why FIN 46 requires you to consolidate partnerships in which you already posses a majority interest. Furthermore, please provide us with a complete materiality analysis of the effect of not consolidating such partnerships on other aspects of your financial statements as opposed to total assets.
Response
The investments this disclosure relates to are eight limited partnerships which invest in tax-credit qualifying affordable housing projects that provide tax credits to the Company. Before FIN 46 was issued, we accounted for these investments under the equity method because although we owned a majority interest, we were a limited partner and, under the terms of the partnership agreements, had no control over

Mr. James A. Allegretto

September 27, 2006
the assets or involvement in the operations of the partnerships. The reason for using the equity method rather than full consolidation was based on the following factors:
➢	We are not involved in the management and day to day activities of running these businesses.

➢	We are not involved in the accounting for these businesses.

➢	Our investment in these businesses was strictly for tax incentives.

➢	We believe it would be misleading to users of our consolidated financial statements to fully consolidate the investments since we would show the earnings from these investments as a part of operating income and then show a minority interest charge below the operating income line.
When FIN 46 was issued, we again assessed the materiality of the accounting treatment of these investments since FIN 46 related to consolidation of variable interest entities. Our conclusions on the materiality for accounting for these investments remain unchanged.
Following is an assessment of the impact of not fully consolidating these investments on the Company’s consolidated financial statements:
As of and for the year ended December 31, 2005:

Percentage impact of not consolidating on the following
financial statement items
Total Assets	0.6%
Total Revenues	0.1%
Operating Income	-0.2%
Net Income	0.0%; amounts booked are the same for equity and full consolidation methods after minority interest adjustment
As of and for the year ended December 31, 2004:

Percentage impact of not consolidating on the following
financial statement items
Total Assets	0.7%
Total Revenues	0.1%
Operating Income	-0.3%;
Net Income	0.0%; amounts booked are the same for equity and full consolidation methods after minority interest adjustment
Note 2. Business Combinations, Dispositions and Segment Information
Comment
4.	Since interest expense is included in your segment profit measure, “Earnings available for common shares”, in future filings please disclose the interest expense allocated to each segment. Refer to paragraph 27 of SFAS 131.
Response
In future filings we will add a table to our segment disclosures showing interest expense by each segment.

Mr. James A. Allegretto

September 27, 2006
Comment
5.	Your “Other business operations” segment includes corporate general and administrative expenses that are not allocated to other segments. In future filings please disclose the nature and effect of any asymmetrical allocations to segments. Refer to paragraph 31(e) of SFAS 131. Please consider disclosing the total amount that is not allocated to other segments in this note and in your discussion of results of operations. In this regard, your “Other business operations” segment has reported negative earnings for all years presented. To the extent that these amounts allocated are not disclosed it is difficult to determine the profitability of the various businesses in this segment and the segment as a whole.
Response
The Company does not have any asymmetrical allocations to its business segments as described in paragraph 31(e) of SFAS 131.
We agree with the last sentence in comment 5. In future filings, we will provide disclosure of the amount of costs that are not allocated to our other segments.
The disclosure is expected to read substantially as follows:
Corporate general and administrative expenses included in the net loss of other business operations are $8,117,000, $6,486,000 and $5,170,000 for the years ended December 31, 2005, 2004 and 2003, respectively.
Net income (loss) of other business operations prior to corporate general and administrative expenses for the other business operations is ($2,190,000), ($939,000) and $271,000 for the years ended December 31 2005, 2004 and 2003, respectively.
Comment
6.	We note $14.5 million of goodwill is associated with your “Other business operations” segment. If so, please show us your impairment evaluation for 2005 that resulted in a charge of $1 million. If you used a component approach, please explain how each component constituted a business, discreet financial information was available and was used by management of “Other business operations”. Similarly, narratively explain to us how you evaluate goodwill on your other segments and whether you utilize a component approach or whether the segment constitutes the reporting unit and the reasons for your approach. If a component approach was used, tell us whether you combined components and, if so, how you evaluated the similar economic characteristics. We may have further comment.
Response
The amounts included in goodwill for the other business operations as of June 30 and September 30, 2005 (the amounts have not changed since September 30, 2005) are as follows:

	June 30, 2005	September 30, 2005
E. W. Wylie Corporation	$6,700,000	$6,700,000
Foley Company	7,319,000	7,319,000
Midwest Construction Services	311,000	311,000
OTESCO	1,003,000	—
Overland Mechanical	240,000	240,000

Total	$15,573,000	$14,570,000

Mr. James A. Allegretto

September 27, 2006
The Company tests annually in the fourth quarter of each year for goodwill impairment and between annual tests when circumstances as described in paragraph 28 of SFAS 142 exist.
A component approach is used by the Company to determine reporting units (the level of reporting at which goodwill is tested for impairment under SFAS 142). A summary of the Company’s process to determine reporting units to test goodwill for impairment is as follows: (1) operating segments are identified in accordance with SFAS 131; (2) For each operating segment, the components of the operating segment are identified; (3) for each component we determine if it meets the definition of a reporting unit through determination of (a) if the component constitutes a business, (b) if “discrete financial information” is available for the component, and (c) if segment management, as defined in paragraph 14 of SFAS 131, regularly reviews the operating results of that component.
Each of the operating companies within the “other business operations” segment was determined to be a reporting unit based on the process described above. These operations include all of the inputs and processes necessary for each operating company to continue to conduct normal operations even if they would be separated from the Company. Discrete financial information is available for each of these components in accordance with paragraph 10 of SFAS 131 as full financial information is available that includes operating information and allocated assets and liabilities. Finally, segment management regularly reviews the operating results of these reporting units.
The same process described above is applied to the Company’s other segments. Based on that evaluation, plastics, health services and food ingredient processing have been determined to be a reporting unit at the reportable segment level. This is primarily due to the fact that the reportable segment level has been determined to be one operating segment as this is the lowest level that the chief economic decision maker, as defined in SFAS 131, regularly reviews the operating results of these segments to make decisions about resources to be allocated to the segment and assess its performance. In addition, based on the evaluation process described above, there are no components of these operating segments that are regularly reviewed by segment management. In the manufacturing segment each operating company was determined to be a reporting unit as these businesses are reviewed by segment management at the operating segment level which is the same as the operating company level. There is no goodwill in the Company’s electric segment.
The $1.0 million goodwill impairment loss in 2005 relates to the write off of goodwill in the Company’s natural gas marketing business (OTESCO) as a result of a reassessment of its future cash flows in light of rising natural gas prices and greater market volatility in future prices for natural gas. Following is the summary of the goodwill impairment analysis that was performed in connection with the $1.0 million write down of goodwill associated with OTESCO.

Mr. James A. Allegretto

September 27, 2006

	Gross Margin	Gross Margin	Base Case	Gross Margin	Gross Margin
	1%	2%	GM 1.2% to 1.5%	1%	2%

Total Enterprise Value	$(368,000)	$4,615,000	$1,162,000	$(823,000)	$6,109,000
Less: Interest Bearing Debt	1,718,000	1,718,000	1,718,000	1,718,000	1,718,000

Equity Value based on Valuation	(2,086,000)	2,897,000	(556,000)	(2,541,000)	4,391,000
Equity recorded on books	834,000	834,000	834,000	834,000	834,000

Equity Value over(under)equity recorded	$(2,920,000)	$2,063,000	$(1,390,000)	$(3,375,000)	$3,557,000

Weighted Average Cost of Capital	7.40%	7.40%	7.40%	5.50%	5.50%
Conclusion	Impairment	No Impairment	Impairment	Impairment	No Impairment
Note 6. Common Shares and Earnings Per Share
Comment
7.	In future filings please disclose, with quantification, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.
Response
This information will be disclosed in future filings. The disclosure is expected to read substantially as follows:
Excluded from the calculation of diluted earnings per share are the following outstanding stock options which had exercise prices greater than the average market price for the years ended December 31, 2005, 2004 and 2003.

	Options	Range of
	Outstanding	Exercise prices

As of December 31, 2005	237,624	$28.665 - $31.34
As of December 31, 2004	1,067,900	$26.25 - $31.34
As of December 31, 2003	515,250	$27.245 - $31.34
Note 11. Pension Plan and Other Postretirement Benefits
Comment
8.	Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Mr. James A. Allegretto

September 27, 2006
Response
The following disclosure will be added in future filings beginning with our Annual Report on Form 10-K for the year ending December 31, 2006.
The Company’s expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the market-related value of plan assets.
The Company bases the actuarial determination of pension plan expense or income on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation calculation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the fair value of assets. Since the market-related valuation calculation recognizes gains or losses over a five-year period, the future value of the market-related assets will be impacted as previously deferred gains or losses are recognized.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter please contact me at (701) 451-3562.
Yours very truly,
/s/ Kevin G. Moug
Kevin G. Moug
Chief Financial Officer & Treasurer
KGM/mas